EXHIBIT 99.4

KPMG LLP 600 de Maisonneuve Blvd. West Suite 1500, Tour KPMG Montréal, (Québec) H3A 0A3 Canada	Telephone (514) 840-2100 Fax (514) 840-2187 Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Gildan Activewear Inc.

We, KPMG LLP, consent to the incorporation by reference in the Registration Statement (No. 333-208022) on Form S-8 of Gildan Activewear Inc. of our report dated February 24, 2021, on the consolidated financial statements which comprise the consolidated statements of financial position as of January 3, 2021 and December 29, 2019, the related consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years ended January 3, 2021 and December 29, 2019, and the related notes and our report dated February 24, 2021 on the effectiveness of internal control over financial reporting, which reports appear in the annual report on Form 40-F of Gildan Activewear Inc. for the fiscal year ended January 3, 2021, and further consent to the use of such reports in such annual report on Form 40-F.

Montréal, Canada

February 26, 2021